Back 2012-09-10, 15:15:26, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Gress.A **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2141211		
Security designation	Common Shares		
Opening balance of securities held	7500		
Date of transaction	2012-09-07		
Nature of transaction	51 - Exercise of options		
Number or value of securities acquired	5700		
Unit price or exercise price	4.9100	Currency	American Dollar
Closing balance of securities held	13200	Insider's calculated balance	
Filing date/time	2012-09-10 15:14:31		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: Gress.A **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2141216		
Security designation	Common Shares		
Opening balance of securities held	13200		
Date of transaction	2012-09-07		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	5700		
Unit price or exercise price	12.0000	Currency	American Dollar
Closing balance of securities held	7500	Insider's calculated balance	
Filing date/time	2012-09-10 15:15:20		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Insider: Gress.A **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	2141204		
Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	232100		
Date of transaction	2012-09-07		
Nature of transaction	51 - Exercise of options		
Number or value of securities or contracts acquired			
Equivalent number or value of underlying securities acquired			
Number or value of securities or contracts disposed of	5700		
Equivalent number or value of underlying securities disposed of	5700		
Unit price or exercise price	4.9100	Currency	American Dollar
Conversion or Exercise price	4.9100	Currency	American Dollar
Date of expiry or maturity	2013-05-12		
Closing balance of securities or contracts held	226400	Insider's calculated balance	
Filing date/time	2012-09-10 15:12:46		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities